SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of February, 2006               Commission File Number 001-12003
Meridian Gold Inc.

(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐               Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

February 15, 2006
SENT VIA EDGAR AND FEDERAL EXPRESS
United States Securities & Exchange Commission
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:   Meridian Gold, Inc. (the "Company")
          Notice of Record Date and Meeting Date
Dear Sirs and Mesdames:
On behalf of Meridian Gold, Inc., we hereby give notice that the Board of Directors has fixed Monday, March 20, 2006 as the record date for the determination of the Shareholders entitled to notice of the Annual Meeting of Shareholders to be held Tuesday, May 16, 2006, at four o'clock in the afternoon EDT at the Toronto Stock Exchange Conference Centre located at the Exchange Tower, 130 King Street West, Toronto, ON M5X 1J2.
Should you require any additional information with respect to the foregoing, please do not hesitate to contact Ms. Shelley Huxhold, Assistant Corporate Secretary, at the number noted above.
Thank You.
Sincerely,
/s/ Peter C. Dougherty
Vice President Finance and
Chief Financial Officer
PCD/sh